Exhibit 99.1

Ambrx Biopharma Inc. Appoints Daniel O’Connor as Chief Executive Officer

SAN DIEGO, Calif., November 1, 2022 – Ambrx Biopharma Inc., or Ambrx, (NYSE: AMAM), a clinical stage biopharmaceutical company using an expanded genetic code technology platform to create Engineered Precision Biologics (EPBs), today announced the appointment of Daniel O’Connor as Chief Executive Officer.

“On behalf of the board of directors and management team, I would like to welcome Dan to Ambrx. I very much look forward to working with him to execute on Ambrx’s new strategic direction,” said Katrin Rupalla, Chair of Ambrx’s Board of Directors. “Dan is the ideal candidate for the role of CEO, given his extensive leadership experience in oncology drug development, strategic partnership formation, and streamlining operations within the biotech industry. I would also like to thank Kate Hermans, our interim CEO and board member, for her hard work, dedication, and leadership over the past several months to reprioritize Ambrx’s development pipeline.”

“I am thrilled by the opportunity to lead Ambrx as the company focuses on the development of ARX517, potentially the first PSMA-targeting ADC therapy for prostate cancer,” said Daniel O’Connor, chief executive officer of Ambrx. “Ambrx’s proprietary EPB platform enables us to produce biologic product candidates with highly stable, site-specific conjugation, thereby overcoming the inherent limitations of conventional drug conjugation approaches. This has the potential to play a key role in changing the current treatment paradigm for cancer patients. I look forward to working together with the Ambrx management team to bring the promise of Ambrx’s technology to cancer patients currently underserved by the standard of care.”

Mr. O’Connor has over 23 years of executive experience and leadership in all aspects of the biopharmaceutical industry, including CEO leadership of two public oncology-focused companies, OncoSec Medical and Advaxis, Inc., as well as C-Suite leadership roles at ImClone Systems, Bracco Diagnostics, and PharmaNet, Inc. (today, Syneos Health). He has a proven record of accomplishment in oncology drug development, with a focus on business strategy, clinical execution, product development, business transformation and corporate development. He has overseen the successful initiation of several early phase oncology clinical trials, including combination trials with several different FDA approved checkpoint inhibitors. Additionally, he has led numerous life science licensing transactions and drug development collaborations with major pharmaceutical companies and has raised hundreds of millions in the capital marketplace. Mr. O’Connor earned a J.D. from the Dickinson School of Law of Pennsylvania State University and a B.A. from Boston University.

About Ambrx Biopharma Inc. (Ambrx)

Ambrx is a clinical stage biopharmaceutical company using an expanded genetic code technology platform to discover and develop Engineered Precision Biologics. These include next generation antibody drug conjugates (ADCs) and other engineered therapies to modulate the immune system. Ambrx is advancing a focused portfolio of clinical and preclinical programs designed to optimize efficacy and safety in multiple cancer indications, including its lead product candidate ARX517, a prostate-specific membrane antigen (PSMA) targeting ADC. In addition, Ambrx has clinical collaborations with multiple partners on drug candidates generated using Ambrx technology. For more information, please visit www.ambrx.com.

Forward-Looking Statements

This press release includes certain “forward-looking statements” intended to qualify for the “safe harbor” from liability established by the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements may be identified by the words “anticipate,” believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “may,” “will,” “could,” “should,” “seek,” “potential” and similar expressions, and include, without limitation, express or implied statements regarding Ambrx’s beliefs and expectations regarding the advancement and potential benefits of its product candidates, clinical development and strategic plans, the expected benefits of Ambrx’s reprioritization, the timing of program updates and milestones related to its product candidates and Mr. O’Connor’s anticipated contributions. Forward-looking statements are based on Ambrx’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Factors that could cause actual results to differ include, but are not limited to, those risks and uncertainties associated with: the continuing impact of the COVID-19 pandemic and other public health-related risks and events on Ambrx’s business, operations, strategy, goals and anticipated milestones; Ambrx’s ability to execute on its strategy including with respect to the timing of its R&D efforts, initiation of clinical trials and other anticipated milestones; risks associated with development of novel therapeutics, including potential delays in clinical trials and regulatory submissions and the fact that future clinical trial results may not be consistent with preliminary results or results from prior preclinical studies or clinical trials; Ambrx’s ability to fund operations as anticipated; and the additional risks and uncertainties set forth more fully under the caption “Risk Factors” in Ambrx’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on April 26, 2022, and elsewhere in Ambrx’s filings and reports with the SEC. Forward-looking statements contained in this press release are made as of this date, and Ambrx undertakes no duty to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

Contacts

INVESTORS

Laurence Watts

Managing Director

Gilmartin Group, LLC.

619-916-7620

ir@ambrx.com

MEDIA

Gwen Schanker

Account Supervisor

LifeSci Communications

269-921-3607

media@ambrx.com

Source: Ambrx

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